Exhibit 99.1

IceCure Medical Takes Next Major Initiative as it Prepares to Accelerate the Commercialization of ProSense in U.S. and Canada:
Appoints VP of Sales North America

●	Mr. Shad Good brings nearly 20 years of medical device sales and leadership experience, including as U.S. Senior Director of Sales at a global leader in minimally invasive breast diagnostic and therapeutic systems

●	Immediate responsibility is to build out the sales infrastructure as the Company awaits the FDA response to its regulatory filing for early-stage low risk breast cancer in patients who are at high risk for surgery as well as the FDA’s response to the final ICE3 results which are due in 2024

CAESAREA, Israel, August 28, 2023 – IceCure Medical Ltd. (“IceCure” or the “Company”) (Nasdaq: ICCM) developer of the ProSense® System, a minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, announced today the appointment of Mr. Shad Good, a seasoned healthcare executive, as Vice President of Sales for North America. In this newly created position, Mr. Good will report directly to the Chief Executive Officer of the Company and his primary responsibility will be to build out a sales infrastructure in anticipation of a broader commercialization of Company’s ProSense System in the U.S. and Canada.

Mr. Good, a proven and results-oriented executive, has worked with global market leaders as well as high-growth medium sized businesses. He was most recently VP of Sales at UV Concepts Inc. Prior, he served as Senior Director of Sales, U.S., at Devicor Medical Products, Inc. (Mammotome), an operating company of Dahaner Corporation, where he consistently exceeded sales expectations for the company’s minimally invasive breast diagnostic and therapeutic devices which are sold in 45 countries. Mr. Good led the sales for the company’s minimally invasive breast biopsy systems and built a sales organization for the successful launch of an emerging technology—a wire-free device for lumpectomies. Prior to his role as Director of Sales, Mr. Good held the position of Director of Corporate Accounts with Devicor Medical Products, Inc. He has also served as Regional Sales Manager at Devicor Medical Products, now also a Dahaner Corporation, where he boosted sales in Canada and exceeded sales goals in the U.S..

“Having worked in medical device sales and specifically with minimally invasive breast diagnostics and therapeutic systems, I’m excited to be joining IceCure and to lead its sales campaign for the ProSense System in the U.S.,” Mr. Good stated. “I know this market indication very well and believe ProSense can gain rapid traction as a minimally invasive alternative to the standard of care lumpectomy.”

IceCure’s Chief Executive Officer, Eyal Shamir, commented, “Our review and recruitment process was extensive given the importance of this newly-created position at this juncture. I believe Shad is the right person for this very important position. It is with great confidence and belief in his indication-specific knowledge, skills, network, and proven sales leadership track record that we have appointed him to lead ProSense’s sales in North America. As we await the FDA’s response to our De Novo application for early-stage low risk breast cancer in patients who are at high risk for surgery, we are taking the next step towards having a well-executed go-to-market plan for ProSense with Shad on board.”

About IceCure Medical

IceCure (Nasdaq: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and China.

Forward looking Statements

This press release contains forward looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the responsibilities of Mr. Good under his new role, including to build out the sales infrastructure in anticipation broader commercialization of ProSense in the U.S. and Canada and to lead a highly effective sales campaign for ProSense in the U.S.; Mr. Good’s belief that ProSense can gain rapid traction as a minimally invasive alternative to the standard of care lumpectomy; and taking the next step towards having a well-executed go-to-market plan for ProSense. . Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kerhli

Phone: 310-625-4462